October 24, 2006

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	NewAlliance Bancshares, Inc.
Annual Report on Form 10-K for the fiscal year ended December 31, 2005
Filed February 28, 2006
Commission File No. 001-32007

Dear Mr. Vaughn and Ms. Fitzgerald:

We are writing in regards to our teleconference on October 4, 2006 relative to the appropriate accounting method for four limited partnership investments held by the issuer's bank subsidiary, NewAlliance Bank. The issuer and the predecessor bank have consistently accounted for these investments under the cost method.

As discussed during our conversation, we had previously consulted with our independent auditor's, PriceWaterhouseCoopers’ (“PWC") National Office at the Commission's request as to the appropriate accounting treatment for our investments in First New England Capital LP, First New England Capital II LP, Zero Stage LP, and Ironbridge LP. As reported to you in that phone call, PWC ‘s National Office concluded that we were properly accounting for our investments in First New England Capital LP and Zero Stage LP using the cost method. PWC’s National Office also concluded that we should use the equity method of accounting for the First New England II LP and the Ironbridge LP. As a result of this consultation and our review of the SEC’s interpretation of the applicability of SOP 78-9 to these partnership investments, we have determined that we will apply the equity method of accounting to these four partnership investments beginning with the Form 10-Q for the quarter-ended September 30, 2006 by recording a cumulative adjustment in that quarter.

We have reviewed the accounting for these partnerships for all years disclosed in the 10-K. We are providing you with our SAB 99 analysis in which we have evaluated the quantitative and qualitative factors relative to the difference in accounting for these investments under the cost versus equity methods. After evaluating the quantitative and qualitative factors, we conclude that the misstatements in the quarters-ended September 30, 2006, March 31, 2006 and June 30, 2006, and the years-ended December 31, 2005 and 2004 and March 31, 2003 and 2002, and for the nine months ended December 31, 2003 are immaterial and, therefore, it is not necessary to restate previously issued financial statements for those periods. Please see the attached SAB 99 quantitative analysis included in Exhibit A.

NewAlliance acknowledges that:

•	Management is responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Management of the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to me in the enclosed postage prepaid envelope.

    As we have discussed, we are appreciative of your time and attention to this matter. As we have discussed, we seek a resolution of this one remaining issue on the 10-K at the earliest possible time, as we are seeking to cause the issuance of a proxy statement and effectiveness of a S-4 registration in connection with a pending acquisition. If you require any additional information concerning the Annual Report on Form 10-K, please call me at (203) 789-2767.

    Thank you for your attention to this matter.

NEWALLIANCE BANCSHARES, INC.

By: /s/ Merrill B. Blanksteen
Merrill B. Blanksteen
Executive Vice President
and Chief Financial Officer

CC:	Ms. Peyton R. Patterson
Chairman, President and CEO
Mr. Mario L. Solari
William W. Bouton III, Esq.

SAB 99 Analysis                                 Exhibit A
SEC Comment Letter - June 12, 2006

Overview

In the Statements of Income presented in the Annual Report on Form 10-K for the fiscal year ended December 31, 2005, NewAlliance accounted for its four limited partnership investments pursuant to the cost method of accounting. The SEC has stated that the accounting for these limited partnership investments in First New England Capital LP, First New England Capital II, LP, Zero Stage LP, and Ironbridge LP should have been done in accordance with the equity method of accounting. These limited partnerships are all Small Business Investment Companies (“SBIC”) that provide financing to small companies in various forms. NewAlliance invests in these partnerships primarily to earn Community Reinvestment Act (“CRA”) credits for regulatory purposes. We have reviewed the SEC’s interpretation of the applicability of SOP 78-9, Accounting for Investments in Real Estate Ventures and we have determined that we will apply the equity method of accounting to these four partnership investments. It should be noted that income from these partnerships is not material to our business and is not a component of our core earnings, such as net interest income. As such, it is our experience with analysts and investors that this type of income is generally disregarded from any trend analysis.

For example, a quantitative appraisal of the Company’s predecessor, New Haven Savings Bank (the “Bank”) was completed by an independent appraiser, RP Financial LC, in the fall of 2003.  To do so, they analyzed earnings from 1999-2003, a period that contained writedowns on our partnership investments.  In calculating core earnings for the purposes of valuation, the appraiser eliminated the partnership gains/losses from the analysis.  In our experience at analyst meetings, conference calls, and road shows, our limited partnership investments have never been brought up as an item for discussion or consideration and we have not included any information on these partnerships in any investor presentations.  We have never articulated these investments as integral to our business strategy, either in these presentations or in public filings.  Further, it is our experience that gains and losses on investment securities are considered non-recurring income, and are typically heavily discounted by analysts, since these types of activities are considered non-core to the community banking business.  In Q and A discussions at investor conferences and conference calls, investors and analysts have been very clear in focusing on the core community banking activities of lending, deposit gathering, and expense control, and have shown no interest in investment strategies that do not represent a core community banking activity with a predictable earnings stream.   The published analyst reports we have reviewed on the Company have a similar focus.

We are also investors in community banks, having completed three such acquisitions, and entered into an agreement for a fourth acquisition, since April 1, 2004.  In our own evaluations of targets, we always eliminate gains and losses on securities, (including limited partnerships in the cases where these activities are present) from our evaluation.  We view the expected predictability of that income to be too unreliable to place a value on that income.

In determining whether any of the annual or interim periods presented have been materially misstated, the Company considered the significant changes in corporate structure that occurred on April 1, 2004. On that date, the Company simultaneously:

1) Acquired Alliance Bancorp of New England, Inc.,
2) Acquired Connecticut Bancshares, Inc., and
3) Executed an initial public offering (IPO).

In connection with the IPO and the acquisitions, there were certain one-time charges that were incurred in the quarter-ended September 30, 2004 and the year ended December 31, 2004. Management, and likely investors, considered these expenses to be “one-time” expenses because another stock offering is unlikely in the foreseeable future and acquisitions of this magnitude in relation to the size of the Company (the acquisitions increased assets from $2.5 billion to in excess of $6 billion) are highly unlikely. Further, analyst consensus estimates excluded these charges during these periods. Accordingly, management assessed the impact of the equity method adjustments using net income adjusted for these one-time charges.

Management has concluded that the appropriate course of action is to record the cumulative impact of changing from the cost method to the equity method of accounting during the quarter-ended September 30, 2006. After evaluating the appropriate quantitative and qualitative factors, management has concluded that recording the cumulative effect as an adjustment to third quarter 2006 results is not material to the financial statements. This conclusion is based on management’s assessment of materiality under Staff Accounting Bulletin No. 99, Materiality (“SAB 99”) and APB No. 28, Interim Financial Reporting (APB 28) .

In performing the analysis pursuant to SAB 99 and APB 28, this memo addresses the following:

•	The cumulative impact of recording the adjustment in the third quarter of 2006 financial statements.

•
The impact of the misstatements on financial results during the period from April 1, 2004 to June 30, 2006. As described above, on April 1, 2004, the Company changed from a mutual savings bank to a public entity and raised $1.02 billion in an initial public offering. Simultaneously, the Company acquired Alliance Bancorp of New England, Inc. and Connecticut Bancshares, Inc. A multiple, simultaneous acquisition of this size coupled with an initial public offering was unprecedented in the banking industry. The financial statement impact of these transactions effectively created a new company. Therefore, the consolidated post-IPO financial statements are more relevant to an investor than financial data from periods prior to April 1, 2004.

•
The impact of the misstatements prior to April 1, 2004. As previously indicated, Management considers the impact of the change less relevant to this time period because it is before the initial public offering and it is between 2 and 5 years prior to the December 31, 2005 10-K.

The memo has been segregated between pre and post April 1, 2004 as the periods presented span a time where the Company changed significantly.

Analysis of Cumulative Correction Adjustment in the Quarter Ended September 30, 2006
SAB 99 references FASB Concept Statement 2 which states “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

In SAB 99, the SEC staff acknowledges, “The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that — without considering all relevant circumstances — a deviation of less than the specified percentage with respect to a particular item on the registrant's financial statements is unlikely to be material. The staff has no objection to such a “rule of thumb” as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.” Management utilized this 5% threshold as a starting point for its analysis.

APB No. 28, Interim Financial Reporting, states that with regards to determining materiality for an interim period for the purposes of reporting the cumulative effect of an accounting change or correction of a misstatement, the “…amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.”

Quantitative Analysis:
To assess the impact of the misstatement, Management has applied the equity method of accounting to the previously mentioned partnerships since the date of our original investment in each partnership. The basis for the adjustment was financial information provided by the general partners. We believe that the most relevant quantitative measure of the misstatement is in relation to net income and diluted earnings per share for each period. Therefore, we have focused our quantitative analysis of the cumulative adjustment based on these measures.

Confidential Treatment of this information has been requested and has been submitted to the SEC supplementally in a paper filing and is identified by the number 101 as appearing on Page 3 of this document.

Qualitative Analysis:
Our qualitative analysis to determine the materiality of the cumulative adjustment to the September 30, 2006 and the year-ended December 31, 2006 financial statements considered the various circumstances identified in Staff Accounting Bulletin No. 99, Materiality (“SAB 99”). Our analysis appears below:

a)	Does the misstatement arise from an item capable of precise measurement or does it arise from an estimate and, if so, the degree of imprecision inherent in the estimate?

The partnership reports its underlying investments at market value based on the General Partners’ estimates. The valuations of the underlying investments provided by the General Partner are highly subjective as there is no market for these investments. However, the General Partner supplies adequate information on a quarterly and yearly basis for Management to apply the equity method of accounting. Therefore, we believe that the misstatement arises from an item capable of precise measurement.

b)	Does the misstatement mask a change in earnings or other trends?

Pursuant to our review of a sample of analysts’ reports with regards to our Company, analysts and investors have focused on the Company’s net interest income, asset/liability mix, and growth in loan originations, deposits, fee income, operating expenses, and credit quality when modeling our future results. The misstatement does not affect the trends in these significant factors. Therefore, our analysis will focus on net income and diluted earnings per share.

The following table and graph illustrate the trend in earnings before and after the adjustments for each fiscal year end in the December 31, 2005 10-K along with projected December 31, 2006:

Confidential Treatment of this information has been requested and has been submitted to the SEC supplementally in a paper filing and is identified by the number 102 as appearing on pages 4 and 5 of this document.

The above table and graph illustrate that there is no trend in earnings either with or without the adjustment.

The following table and graph illustrate the trend in quarterly earnings before and after adjustment for all quarters since becoming a public company on April 1, 2004:

Confidential Treatment of this information has been requested and has been submitted to the SEC supplementally in a paper filing and is identified by the number 103 as appearing on pages 5 and 6 of this document.

The above table and graph confirm that the impact of the equity method adjustment on quarterly results would have been immaterial to any of the periods presented. There is no impact on earnings trends.

c)	Does the misstatement hide a failure to meet analysts’ consensus expectations for the enterprise?

Confidential Treatment of this information has been requested and has been submitted to the SEC supplementally in a paper filing and is identified by the number 104 as appearing on page 6 of this document.

d)	Does the misstatement change a loss into income or vice versa?

No, the misstatement does not change a loss into income or vice-versa in any of the periods presented or for the projected fourth quarter and full year 2006 results.

e)	Does the misstatement concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability?

The activity of investing in partnerships is an insignificant activity (less than 0.1% of total assets) for the Company and is not disclosed or operated as a separate segment of the Company.

f)	Does the misstatement affect the Company’s compliance with regulatory requirements?

No, the misstatement does not impact any calculation done by the Company to determine compliance with regulatory requirements. The primary regulatory requirement for the Company is regulatory capital and after adjusting for these misstatements, the Company remains capitalized at the highest level for regulatory purposes (“well capitalized”). The cumulative adjustment represents a 0.1% increase in shareholders’ equity at September 30, 2006.

g)	Does the misstatement affect the Company’s compliance with loan covenants or other contractual requirements?

No, the misstatement does not affect any contractual requirements or loan covenants of the Company. The only loan covenants of the Company relate to Federal Home Loan Bank covenants and trust preferred covenants which are not based upon these financial results.

h)	Does the misstatement have the effect of increasing management’s compensation?

The only NewAlliance compensation plan affected by financial results is the Short-Term Incentive Plan. This Plan provides the Board’s Compensation Committee with the authority to exclude unusual adjustments, such as a cumulative adjustment for the correction of a misstatement, in the incentive compensation calculation as provided in the Plan. Management anticipates that this adjustment will be excluded from the 2006 incentive calculation and therefore, concludes that the misstatement will not have the effect of increasing management’s compensation.

i)	Does the misstatement involve concealment of an unlawful transaction?

No, the misstatement involves the treatment of an investment using a different method of accounting and has nothing to do with concealing an unlawful transaction. The Company determined that this misstatement was not an action to “manage earnings”

Also, the Company noted no other misstatements (known errors) in the current or prior periods in the Statements of Income that would need to be aggregated with this misstatement in determining if the financial statements were materially misstated.

Conclusion:
For the reasons stated previously, NewAlliance concludes that the cumulative adjustment to correct the misstatements in the three months ended September 30, 2006 and the fiscal year ended December 31, 2006 is not material.

Analysis of Misstatements in Statement of Income for Periods Presented in the 2005 Form 10-K and in the Form 10-Q for Quarters Ended March 31, 2006 and June 30, 2006
As previously indicated, management has segregated the analysis of the misstatements on prior periods by “Pre-April 1, 2004” and “Post-April 1, 2004” to properly assess the quantitative and qualitative factors associated with the misstatements over a period in time in which the Company changed drastically. The simultaneous conversion of the Company from a mutual savings bank to a public entity and the acquisitions of Alliance Bancorp of New England, Inc. and Connecticut Bancshares, Inc, caused the Company to nearly triple in size. As a result, from our discussions with analysts and investors, they do not consider the financial statements prior to April 1, 2004 to be meaningful in an earnings trend analysis, as a historical basis for future projections, or for comparison purposes.

Quantitative Analysis Overview:
As indicated in the last section, management will utilize the 5% threshold as a starting point for its analysis. To assess the impact of the misstatement, we have applied the equity method of accounting to the previously mentioned partnerships using the information provided to us by the general partners and have quantified the potential change in earnings for each period presented in the 2005 Form 10-K and for the quarters-ended March 31, 2006 and June 30, 2006. We believe that generally the most relevant quantitative measure of the misstatement is in relation to net income and fully diluted earnings per share for each period. Therefore, our quantitative analysis has focused on these measures.

Please reference the attached analysis (Attachment A & B) that outlines any potential misstatement on a quarterly and yearly basis.

Confidential Treatment of Attachments A & B has been requested and has been submitted to the SEC supplementally in a paper filing and is identified by the numbers 105 and 106.

Quantitative Analysis Post- April 1, 2004:
As indicated in our analysis, on a quarterly basis, the percentage impact of the change in the modified net income is below the 5% threshold in every quarter and fiscal year end except for the quarter-ended September 30, 2004 that varies by 5.4%. We have modified the net income for our quantitative analysis to be consistent with the basis for analysis by investors and analysts as evidenced by the exclusions made by the analysts for one-time charges in determining expected EPS. See item (c) in the qualitative analysis portion of this section. We do not believe that an adjustment of 5.4% of net income in that quarter is material to our financial statements based on the following:

•	In the application of APB 28, the adjustment represents 1.65% of modified net income for year ended December 31, 2004.
•
Diluted earnings per share after the correction of the misstatement was decreased in the quarter-ended September 30, 2004 by $.01. As we did not meet analysts’ expectations for the quarter-ended September 30, 2004 before the correction of the misstatement, the decrease does not cause us to fail to meet analysts’ expectations. Without rounding our diluted EPS before and after the adjustment was $0.1097 and $0.1038 for the quarter-ended September 30, 2004.

See further discussion in the analysis of the qualitative factors surrounding these adjustments.

Quantitative Analysis Pre- April 1, 2004:
Management believes that a quantitative analysis is not meaningful in making a preliminary determination of materiality with regard to the misstatements associated with the periods prior to April 1, 2004 due to 1) the circumstances surrounding the April 1, 2004 simultaneous acquisitions of two banks and the initial public offering causing the Company to nearly triple in asset size, 2) the passage of time between then, the December 31, 2005 10-K date, and our most recent quarter-end and 3) any investor or analyst that utilized our historical financial information in making an investment decision would have excluded the impact of any non-core or unusual items in their estimates of net income in the future - gains and losses from limited partnership investments would have been excluded by anyone attempting to estimate our earnings on a go forward basis. For example, RP Financial, LC is an independent appraisal firm engaged by the Bank in 2003 to provide an independent valuation of the Bank, which drove the IPO proceeds.  As illustrated in the excerpts from the appraisal at Attachment C, for purposes of their valuation of the company, RP Financial LC eliminated several items from reported earnings in order to derive a core earnings calculation.  Specifically, the core earnings calculation eliminated the net loss on limited partnership investments, along with gains on the sale of loans and gains and losses on investment securities. The S-1 filing for the initial public offering indicates that the amount and market value of the common stock in the offering was based upon this independent appraisal by RP Financial LC.

Further, RP Financial LC assisted the Bank in preparing a business plan, which was submitted to the regulators as part of the IPO process.  In doing the business plan, RP Financial LC assumed no gains or losses from this type of income for their three-year projections. Please reference Attachment D, an excerpt from the Bank’s business plan that illustrates the basis for the three-year projections.

Our quantitative analysis based upon modified net income in several periods indicates the percentage change for the periods presented prior to our initial public offering are below the 5% threshold except for the twelve months ended March 31, 2002 which varies by 21.9% of net income and the nine months ended December 31, 2002 which varies by 6.65%. As stated above due to the circumstances surrounding our initial public offering, the passage of time since these periods, and the fact that these adjustments would have been excluded from investor or analyst earnings trends, a restatement of these results would not be meaningful to investors. Please reference our discussion of the qualitative factors surrounding these adjustments.

Qualitative Analysis Pre and Post April 1, 2004:
In performing our qualitative analysis to determine the materiality of the misstatements, Management considered the various circumstances identified in SAB 99 and the actual circumstances surrounding the Company during the periods presented in the 2005 Form 10-K. We recognize that SAB 99 does not contain an exhaustive list of circumstances that may affect the materiality of a misstatement. A correction of a misstatement to a period prior to April 1, 2004 would not adjust an analyst’s or investor’s current judgment, as the periods prior to April 1, 2004 are not meaningful and not used by analysts or investors. Managements’ analyses of the circumstances provided for in SAB 99 appear below:

a)	Does the misstatement arise from an item capable of precise measurement or does it arise from an estimate and, if so, the degree of imprecision inherent in the estimate?

The partnership reports its underlying investments at market value based on the General Partners’ estimates. The valuations of the underlying investments provided by the General Partner are highly subjective as there is no market for these investments. However, the General Partner supplies adequate information on a quarterly and yearly basis for Management to apply the equity method of accounting. Therefore, we believe that the misstatement arises from an item capable of precise measurement.

b)	Does the misstatement mask a change in earnings or other trends?

Pursuant to our review of a sample of analysts’ reports with regards to our Company, analysts and investors have focused on the Company’s net interest income, asset/liability mix, and growth in loan originations, deposits, fee income, operating expenses, and credit quality when modeling our future results. The misstatement does not affect the trends in these significant factors. Therefore, our analysis will focus on net income and diluted earnings per share.

The following table and graph illustrate the trend in earnings before and after the adjustments for each fiscal year end in the December 31, 2005 10-K and the projected year-ended December 31, 2006:

Confidential Treatment of this information has been requested and has been submitted to the SEC supplementally in a paper filing and is identified by the number 107 as appearing on page 10 of this document.

The above table illustrates that there is no trend in earnings either with or without the adjustment.

The following table and graph illustrate the trend in quarterly earnings before and after adjustment for all quarters since becoming a public company on April 1, 2004:

Confidential Treatment of this information has been requested and has been submitted to the SEC supplementally in a paper filing and is identified by the number 108 as appearing on page 11 of this document.

The above table and graph illustrate that there is no trend in earnings either with or without the adjustment.

c)	Does the misstatement hide a failure to meet analysts’ consensus expectations for the enterprise?

The following table illustrates EPS before and after the correction of misstatement by period and what analysts’ expectations of EPS were for that period:

Quarter End Date	EPS Before Adjustment	EPS After Adjustment	EPS per Analysts Expectations

6/30/2004	0.12	0.12	n/a
9/30/2004	0.11	0.10	0.13
12/31/2004	0.12	0.11	0.12
3/31/2005	0.13	0.13	0.12
6/30/2005	0.14	0.14	0.13
9/30/2005	0.12	0.12	0.12
12/31/2005	0.12	0.12	0.13
3/31/2006	0.11	0.11	0.12
6/30/2006	0.12	0.12	0.12

In the quarters-ended September 30, 2004 and December 31, 2004, the correction of the misstatement decreases earnings per share by $.01 for each quarter. As we did not meet analysts’ expectations for the quarter-ended September 30, 2004 before the correction of the misstatement, the decrease does not cause us to fail to meet analysts’ expectations. For the quarter-ended December 31, 2004, the decrease in diluted earnings per share after the correction of the misstatement appears to cause the Company to fail to meet analysts’ expectations. This failure to meet analysts’ expectations is due primarily to rounding as the adjustment for this period in dollar terms is 1.33% of modified net income. Without rounding our diluted EPS before and after the adjustment was $0.1158 and $0.1142 for the quarter-ended December 31, 2004.

d)	Does the misstatement change a loss into income or vice versa?

No, the misstatement does not change a loss into income or vice-versa in any of the periods presented.

e)	Does the misstatement concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability?

The activity of investing in partnerships is an insignificant activity (less than 0.1% of total assets) for the Company and is not disclosed or operated as a separate segment of the Company.

f)	Does the misstatement affect the Company’s compliance with regulatory requirements?

No, the misstatement does not impact any calculation done by the Company to determine compliance with regulatory requirements. The primary regulatory requirement for the Company is regulatory capital and after adjusting for these misstatements, the Company remains capitalized at the highest level for regulatory purposes (“well capitalized”). The cumulative adjustment is only 0.1% of shareholders’ equity.

g)	Does the misstatement affect the Company’s compliance with loan covenants or other contractual requirements?

No, the misstatement does not affect any contractual requirements or loan covenants of the Company. The only loan covenants of the Company relate to Federal Home Loan Bank covenants and trust preferred covenants which are not based upon these financial results.

h)	Does the misstatement have the effect of increasing management’s compensation?

The misstatement does not have the effect of increasing management’s compensation. Incentive calculations for the Company are done annually. In 2002 and 2003, income or loss from partnership investments was explicitly excluded from the incentive calculation pursuant to the Incentive Plan. For 2004, the Company had exceeded the highest performance level earnings threshold by approximately $3.9 million and the misstatement for that period is only $685,000, hence there is no impact to compensation as a result of this misstatement. Finally, for 2005, the misstatement reduced net income, a factor for the incentive compensation calculation. Therefore, the misstatement does not have the effect of increasing management’s compensation.

i)	Does the misstatement involve concealment of an unlawful transaction?

No, the misstatement involves the treatment of an investment using a different method of accounting and has nothing to do with concealing an unlawful transaction. The Company determined that this misstatement was not an action to “manage earnings”.

Also, the Company noted no other misstatement in the Statements of Income that would need to be aggregated with this misstatement in determining if the financial statements were materially misstated.

Conclusion:
For the reasons stated previously, NewAlliance concludes that the cumulative adjustment to correct the misstatements in the three months ended September 30, 2006 and the fiscal year ended December 31, 2006 is not material.

Overall Conclusion
We considered the magnitude of the amounts, the nature of the items and the circumstances that led to the recording of the items and the various qualitative considerations and concluded that a reasonable person would not consider the misstatement important and it would likely not affect their judgment in evaluating the Company. Therefore, we conclude that it is not necessary to restate the previously issued financial statements and instead we should cumulatively adjust the third quarter 2006 results to reflect the equity method of accounting for the limited partnership investments in First New England Capital LP, First New England Capital II, LP, Zero Stage LP, and Ironbridge LP.

Attachment C

CONVERSION APPRAISAL REPORT

NEWALLIANCE BANCSHARES, INC.

PROPOSED HOLDING COMPANY FOR
NEW HAVEN SAVINGS BANK
New Haven, Connecticut

Dated As Of:
September 19, 2003

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210

Arlington, Virginia 22209

Table 1.2
New Haven Savings
Historical Income Statements
(Amount and Percent of Avg. Assets)(1)

For Fiscal Year Ended March 31,
1999			2000		2001		2002		2003		For the 12 Months Ended 06/30/03		Pro Forma Combined For the 12 Months Ended 06/30/03(3)
Amount		Pct	Amount	Pct	Amount	Pct	Amount	Pct	Amount	Pct	Amount	Pct	Amount	Pct
($000)		(%)	($000)	(%)	($000)	(%)	($000)	( %)	($000)	( %)	($000)	( %)	($000)	( %)

Interest Income	$138,742	7.15%	$139,070	6.72%	$150,096	7.08%	$131,939	5.98%	$116,812	4.99%	$112,012	4.68%	$243,022	4.66%
Interest Expense	(67,068)	3.46%	(65,275)	3.15%	(71,682)	3.38%	(57,080)	2.59%	(39,617)	1.69%	(35,859)	1.50%	(82,258)	1.58%
Net Interest Income	$71,674	3.69%	$73,795	3.56%	$78,414	3.70%	$74,859	3.40%	$77,195	3.30%	$76,153	3.18%	$160,764	3.09%
Provision for Loan Losses	(200)	0.01%	---	0.00%	---	0.00%	---	0.00%	---	0.00%	---	0.00%	(1,587)	0.03%
Net Interest Income after Provision	$71,474	3.68%	$73,795	3.56%	$78,414	3.70%	$74,859	3.40%	$77,195	3.30%	$76,153	3.18%	$159,177	3.05%
										0.00%
Other Income	11,674	0.60%	11,543	0.56%	12,762	0.60%	14,934	0.68%	15,752	0.67%	15,481	0.65%	37,885	0.73%
Goodwill/Intangible amortization	---	0.00%	---	0.00%	---	0.00%	---	0.00%	---	0.00%	---	0.00%	(13,986)	0.27%
Operating Expense	(42,391)	2.19%	(44,287)	2.14%	(49,495)	2.33%	(52,400)	2.38%	(59,564)	2.54%	(59,578)	2.49%	(122,539)	2.35%
Net Operating Expense	$40,757	2.10%	$41,051	1.98%	$41,681	1.97%	$37,393	1.70%	$33,383	1.43%	$32,056	1.34%	$60,537	1.16%

Non-Operating Income
Net gain(loss) on sale of loans	$115	0.01%	($26)	0.00%	$129	0.01%	$755	0.03%	$1,533	0.07%	$1,644	0.07%	$1,769	0.03%
Net gain(loss) on sale of securities	2,449	0.13%	4,804	0.23%	1,857	0.09%	(3701)	0.17%	3,851	0.16%	3,851	0.16%	$5,219	0.10%
Net gain(loss) on limited partnerships	(73)	0.00%	(127)	0.01%	(118)	0.01%	231	0.01%	(2,529)	0.11%	(3,041)	0.13%	(3,041)	0.06%
Other non-operating income(loss)	---	0.00%	1,358	0.07%	---	0.00%	---	0.00%	---	0.00%	0	0.00%	93	0.00%
Net Non-Operating Income	2,491	0.13%	6,009	0.29%	1,868	0.09%	(2,715)	0.12%	2,855	0.12%	2,454	0.10%	4,040	0.08%

Net Income Before Tax	$43,248	2.23%	$47,060	2.27%	$43,549	2.05%	$34,678	1.57%	$36,238	1.55%	$34,510	1.44%	$64,577	1.24%
Income Taxes	(14,923)	0.77%	(14,348)	0.69%	(14,926)	0.70%	(11,748)	0.53%	(12,361)	0.53%	(11,796)	0.49%	(21,181)	0.41%
Net Income (Loss)	$28,325	1.46%	$32,712	1.58%	$28,623	1.35%	$22,930	1.04%	$23,877	1.02%	$22,714	0.95%	$43,396	0.83%

Adjusted Earnings
Net Income Before Ext. Items	$28,325	1.46%	$32,712	1.58%	$28,623	1.35%	$22,930	1.04%	$23,877	1.02%	$22,714	0.95%	$43,396	0.83%
Addback: Non-Operating Losses	73	0.00%	153	0.01%	118	0.01%	3,701	0.17%	2,529	0.11%	3,041	0.13%	3,041	0.06%
Deduct: Non-Operating Gains	(2,564)	0.13%	(6,162)	0.30%	(1,986)	0.09%	(986)	0.04%	(5,384)	0.23%	(5,495)	0.23%	(7,081)	0.14%
Tax Effect Non-Op. Items (2)	872	0.04%	2,103	0.10%	654	0.03%	(950)	0.04%	999	0.04%	859	0.04%	1,415	0.03%
Adjusted Net Income	$26,706	1.38%	$28,806	1.39%	$27,409	1.29%	$24,695	1.12%	$22,021	0.94%	$21,119	0.88%	$40,771	0.78%
_________________________________

(1)	Ratios are as percent of average assets.
(2)	Assumes tax rate of 35.0%
(3)	Reflects pro forma impact of Connecticut Bancshares and Alliance Bancorp acquitions. The impact of the net conversion proceeds has not been reflected.

Sources: New Haven Savings’ prospectus and RP Financial calculations.

RP Financial, LC.
Page 4.21

“P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

o
P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma PA ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank will adopt Statement of Position (“SOP”) 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that, as of September 19, 2003, the pro forma market value of the Bank’s conversion stock, including the stock to-be-issued for the acquisition of Alliance Bancorp and the shares to-be-issued to the Foundation was $750,130,950 at the midpoint, equal to 75,013,095 shares at $10.00 per share. The size of the offering at the midpoint value is equal to $650,000,000.

    1.     Price-to-Earnings (“P/E”). The application of the P/E valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank’s reported earnings, including the estimated pro forma earnings impact of the acquisitions of Connecticut Bancshares and Alliance Bancorp, equaled $43.396 million for the twelve months ended June 30, 2003. In deriving New Haven Savings’ estimated core earnings for purposes of

RP Financial, LC.
Page 4.22

the valuation, the adjustments made to reported earnings were to eliminate net gains on the sale and write down of investment securities ($5.219 million), eliminate net gains on the sale of loans ($1.769 million), eliminate net loss on limited partnership investments ($3.041 million) and eliminate other gains on the sale of assets ($93,000). As shown below, on a tax-effected basis, assuming an effective marginal tax rate of 35.0%, the Bank’s core earnings were determined to equal $40.771 million for the twelve months ended June 30, 2003. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Amount(1)
($000)

Net income	$43,396
Less: Net gains on sale of securities	(3,392)
Less: Net gains on sale of loans	(1,150)
Add back: Net losses on limited partnerships	1,977
Less: Gain on sale of other assets	(60)
Core earnings estimate	$40,771

(1) Adjustments were tax effected at 35.0%.

Based on the Bank’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank’s pro forma reported and core P/E multiples at the $750.1 million midpoint value equaled 17.51 times and 18.65 times, respectively, which provided for a premium of 4.4% and a discount of 0.6% relative to the Peer Group’s average reported and core earnings multiples of 16.78 times and 18.77 times, respectively (see Table 4.4).

2. Price-to-Book (“P/B”). The application of the P/B valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/B ratio, derived from the Peer Group’s P/B ratio, to the Bank’s pro forma book value taking into account the estimated pro forma impact of the Connecticut Bancshares and Alliance Bancorp acquisitions. In applying the P/B approach, we considered both reported book value and tangible book value. Goodwill and intangibles created by the acquisitions of Connecticut Bancshares and Alliance Bancorp have been estimated to equal $482.3 million. Based on the $750.1 million midpoint valuation, New Haven Savings’ pro forma P/B and P/B ratios equaled 72.40% and 135.63%, respectively.

Attachment D

NEWALLIANCE BANCSHARES, INC
NEW HAVEN SAVINGS BANK
New Haven, Connecticut

BUSINESS PLAN

Through March 31, 2007

INTRODUCTION

Scope of Business Plan

The business plan (the “Plan”) described herein has been approved by the Board of Directors. The Plan has been prepared to demonstrate the expected operations, business and financial strategies of NewAlliance Bancshares, Inc. (“NewAlliance” or the “Company”) and its wholly-owned bank subsidiary New Haven Savings Bank, New Haven, Connecticut, (“New Haven Savings” or the “Bank”) in connection with the contemplated transaction that involves the conversion of New Haven Savings from a mutual savings bank to a stock institution, the formation of a holding company, NewAlliance, and the acquisitions of Connecticut Bancshares, Inc. (“Connecticut Bancshares”) and Alliance Bancorp of New England, Inc. (“Alliance Bancorp”). Connecticut Bancshares is the holding company for Savings Bank of Manchester, which is headquartered in Manchester, Connecticut and Alliance Bancorp is the holding company for Tolland Bank, which is headquartered in Vernon, Connecticut. The combined banking entity following the merger will be named New Haven Savings Bank.

The primary activities of the Bank are not expected to change significantly following completion of the transaction. New Haven Savings will continue to be an independent community-oriented financial institution with a commitment to local mortgage and non-mortgage financing, as well as a provider of other consumer and commercial financial services. Operations will be funded by retail deposits, borrowings, equity capital and internal cash flows. The Plan contemplates that profitable growth will be achieved through increasing market share and emphasizing development of full service banking relationships with both new and existing customers. Significant growth will also he facilitated by the acquisitions of Connecticut Bancshares and Alliance Bancorp.

Concurrent with the conversion, the Company will retain the net stock offering proceeds to fund the acquisition of Connecticut Bancshares. The Company’s initial activity will be ownership of its bank subsidiary, New Haven Savings Bank, investment of the remaining cash proceeds retained at the holding company level (initially in short-term investment securities) and extending a loan to NewAlliance’s employee stock ownership plan (“ESOP”). Subsequent

New Haven Savings Bank
Business Plan
Page 2.7

on the ESOP debt has been assumed to equal the prime rate at the date of the closing.

11.	Operating Expenses

In the first quarter of the projections, operating expenses are projected to equal $18.3 million, which includes merger expenses of $4.1 million. As the result of the acquisitions, operating expenses increase to $31.9 million in the first quarter of 2004 (including $3.6 million of merger expenses), $34.0 million in the second quarter of 2004 (including $5.4 million of merger expenses), and $34.0 million in the third quarter of 2004 (including $5.1 million of merger expenses). Beginning the fourth quarter of 2004, operating expenses are not impacted by merger expenses and decline to $29.2 million for the quarter. The operating expenses resulting from the acquisitions have been adjusted to account for estimated cost savings that will be realized from consolidation of personnel and branch closings. Quarterly cost savings have been estimated to equal $6.6 million for the combined institutions.

Operating expenses, excluding merger expenses, are projected to be fairly stable throughout the projection period, as declining amortization expenses for the core deposit and non-compete intangibles substantially offset the increase in operating expenses that is projected to result from growth and normal cost increases. Without the impact of merger expenses, beginning in the fourth quarter of 2004, operating expenses are maintained at slightly below 2.0% of average assets for the balance of the projection period.

12.	Non-Interest Income

Non-interest operating income, which consists primarily of fees, service charges, commissions and miscellaneous sources of income generated from the Bank’s retail customer base, subsidiary operations and trust and investment services, has been assumed to initially approximate recent historical levels, equaling $4.3 million in the first quarter of the financial projections. Non-interest income has been assumed to increase to $8.8 million in the first quarter of 2004 and then increase moderately over the business plan’s operating horizon as the result of growth of the customer base and the strategic emphasis that will be placed on cross-selling of the Bank’s expanded offerings of products and services.

The projections assume a 1.0% gain is realized on the sale of fixed rate loan originations to the secondary market. No other gains or losses have been assumed for the projection period.

13.	Valuation Allowance

For financial projection purposes, we have assumed that no general valuation allowances are established through the end of 2003. Quarterly loss provisions